AB 3/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11017607

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26042

KH 3/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMU Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston (City) Massachusetts (State) 02199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund (617) 573-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/4

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMU Financial Services, Inc., ("BTMUFS"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, for the year ended December 31, 2010, are true and correct. I further affirm that neither BTMUFS nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   2/23/2011
Date

Managing Director
Title

Notary Public

THOMAS E. SCRIBNER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 25, 2013

BTMU FINANCIAL SERVICES, INC.
(Formerly, BTM Financial Services, Inc.)
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BTMU FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BTMU Financial Services, Inc. (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of December 31, 2010, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 3, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2011

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 13,122,563
Franchise tax receivable	114,887
Total Assets	$ 13,237,450

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 45,001
Deferred taxes payable	40,276
Tax payable	1,904
Total Liabilities	87,181
Shareholder's Equity:	
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,182,798
Retained earnings	4,966,471
Total Shareholder's Equity	13,150,269
Total Liabilities and Shareholder's Equity	$ 13,237,450

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Placement and structuring fees	$2,429,092
Interest income	68,022
	2,497,114
Expenses:	
Management fees to affiliate	2,429,092
Association dues	7,032
Franchise taxes	(101,917)
Other	62,279
	2,396,486
Income before income taxes	100,628
Income tax provision	44,430
Net income	$ 56,198

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 56,198
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in franchise tax receivable	(114,887)
Decrease in other assets	1,579
Increase in deferred taxes payable	40,276
Increase in tax payable	1,904
Decrease in accounts payable	(630)
Net cash used in operating activities	(15,560)
CASH FLOWS FROM INVESTING ACTIVITIES— Net decrease in advances receivable from affiliate	12,417,526
NET INCREASE IN CASH AND CASH EQUIVALENTS—	12,401,966
CASH AND CASH EQUIVALENTS—Beginning of year	$ 720,597
CASH AND CASH EQUIVALENTS—End of year	$ 13,122,563
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Income taxes received	$ 6,653

See notes to financial statements.

BTMU FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 1,000	$ 8,182,798	$ 4,910,273	$ 13,094,071
Net income			56,198	56,198
Balance, December 31, 2010	$ 1,000	$ 8,182,798	$ 4,966,471	$ 13,150,269

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Financial Services, Inc. ("BTMUFS" or the "Company") is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which in turn is a subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statements of cash flows as cash and short-term investments with original maturities of less than three months.

Income Taxes - The Company's results of operations are included in the Parent Company consolidated federal and state returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The accrued federal income taxes in the accompanying statements of financial condition includes taxes reimbursable to or from the Parent Company. The Company believes the method for allocating income tax expense, pursuant to their tax sharing agreement is systematic, rational, and consistent with the broad principles of the accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of the difference between the financial statements and the tax basis of assets and liabilities, given the provision of the enacted tax laws.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits with income tax expense in the statements of income and accrued interest and penalties within liabilities in the statements of financial condition.

3. TRANSACTIONS WITH AFFILIATES

Management fees are assessed by BTMU Capital Corporation ("BTMUCC"), an affiliate of the Company, in consideration for administrative and professional services provided and for reimbursement of operating costs incurred by BTMUCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to an affiliate were completely reimbursed on December 21, 2010 in the amount of $12,465,317. Interest income on the advances to the affiliate company were computed at a daily LIBOR credit adjusted rate (average rate for 2010 was .54%) amounting to $68,022 for the year ended December 31, 2010.

4. INCOME TAXES

The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. The Company files a consolidated federal income tax return with its Parent Company and a combined state return with other members of its affiliated group. At December 31, 2010, the Company had a $1,904 current income tax payable due to the Parent Company and a franchise tax receivable of $114,887 resulting from an overpayment of Massachusetts net worth tax for 2007 through 2010. At December 31, 2010, the deferred tax liability of $40,276 represents the federal tax on the aforementioned state refund.

The current and deferred income tax provision (benefit) is summarized below:

	Year Ended December 31, 2010
Current provision (benefit):	
Federal	$ (7,987)
State	12,141
Total current provision	4,154
Deferred provision:	
Federal	40,276
Income tax provision	$ 44,430

The federal statutory rate is reconciled to the effective income tax rate as follows:

	Year Ended December 31, 2010
Statutory federal income tax rate	35.0 %
State income taxes, net of federal tax benefit	7.8
Other adjustments	1.4
Total income tax expense	44.2 %

The Parent Company and its subsidiaries file income tax returns in various jurisdictions. There were no uncertain tax positions as of or during the year ended December 31, 2010. For federal, state and local tax jurisdictions, tax years 2007 through 2010 are open for examination.

5. **NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS**

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2010, the Company's net capital and minimum required net capital were $13,035,382 and $5,812, respectively, and its ratio of aggregate indebtedness to net capital was approximately .007 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

7. **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2010 through February 23, 2011, which is the date the financial statements were issued. There have been no material subsequent events that have occurred that would require disclosure in or adjustments to the financial statements as of December 31, 2010, except as described below.

On January 7, 2011, ownership of the Company was transferred from the Parent Company to BTMU, pursuant to the terms of a Stock Purchase Agreement by and between BTMU, as buyer, and the Parent, as the seller.

* * * * * *

SUPPLEMENTAL SCHEDULES

BTMU FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2010

TOTAL OWNERSHIP EQUITY	$	13,150,269
NONALLOWABLE ASSETS:		
Franchise tax receivable		(114,887)
NET CAPITAL		13,035,382
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of total aggregate indebtedness or $5,000)		5,812
EXCESS NET CAPITAL	$	13,029,570
Computation of Aggregate Indebtedness		
Total aggregate indebtedness from statement of financial condition	$	87,181
Ratio of aggregate indebtedness to net capital		0.007

There are no material differences between the amounts presented above and the amounts included in the Company's corresponding unaudited amended FOCUS Report filed on February 23, 2011.

BTMU FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of BTMU Financial Services, Inc., (the "Company"), a wholly owned subsidiary of the Bank of Tokyo-Mitsubishi UFJ Trust Company, as of and for the year ended December 31, 2010, (on which we issued our report dated February 23, 2011and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct

misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 23, 2011

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

We have issued an opinion on the financial statements of BTMU Financial Services, Inc. (the "Company"), which is a subsidiary of The Bank of Tokyo-Mitsubishi UFJ Trust Company (the "Parent Company"), which is a subsidiary of the Bank of Tokyo-Mitsubishi UFJ Ltd. (the "Ultimate Parent") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America.

We have the responsibility to comply with the securities laws and regulations administered by the SEC regarding auditor independence. To demonstrate compliance with those requirements, we will communicate, in writing, with you at least annually all relationships between Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, the "Deloitte Entities") and the Company, or persons in financial reporting oversight roles (as defined in Securities and Exchange Commission (SEC) Rule 2-01 of Regulation S-X) at the Company, that, as of the date of this letter, may reasonably be thought to bear on our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters.

We are not aware of any relationships between the Deloitte Entities and the Company, or persons in financial reporting oversight roles at the Company, that may reasonably be thought to bear on our independence as of the date of this letter.

We hereby affirm that as of February 23, 2011, we are independent accountants with respect to the Company, within the meaning of the securities laws and regulations administered by the SEC.

This report is intended solely for the information and use of management, the board of directors, the Parent Company, and the Ultimate Parent Company and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

To the Board of Directors and Shareholder of
BTMU Financial Services, Inc.
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by BTMU Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. We compared the amounts in schedules derived from the Financial and Operational Combined Uniform Single (FOCUS) report for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and used of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BTMU FINANCIAL SERVICES, INC.
ATTN: Kathleen Casserly
111 HUNTINGTON AVE, STE 400
BOSTON, MA 02199-7610

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,243

B. Less payment made with SIPC-6 filed (exclude interest) (150)
7-22-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,093

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,093

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,093

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BTMU Financial Services
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 20 11.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 11 and ending Dec 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,497,114

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 2,497,114

2e. General Assessment @ .0025 $ 6,243

(to page 1 but not less than $150 minimum)